October 29, 2007
BY EDGAR AND HAND DELIVERY
Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549-3720

Re:	American Public Education, Inc. Amendment No. 2 to Form S-1 Filed October 11, 2007 File No. 333-145185
Dear Mr. Spirgel:
On behalf of American Public Education, Inc. (“Company”), this letter is in response to comment 2 of the staff’s letter of comment dated October 19, 2007 to Harry Wilkins, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), and follows telephone conferences with Carlos Pacho and Claire DeLabar of the staff regarding that comment.
Comment 2 is set forth below in italics followed by the Company’s response.
We are sending to your attention for delivery on October 29, 2007 courtesy copies of this letter and Amendment No. 4 to the Registration Statement, including a copy of Amendment No. 4 blacklined to show changes against Amendment No. 2 to the Registration Statement.
Note 10 — Stock Purchase Agreement, page F-18
2.	Refer to your response to comment 14. Disclose in greater detail how you recorded the difference between the accreted value of the preferred stock on the date of the exchange of $12.2 million and the fair value of the Class A common stock received by the preferred stockholders of $24.3 million as a distribution to those preferred stockholders. Tell us why you did not include disclosure of this exchange as a subsequent event in your June 30, 2007 financial statements.

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
October 29, 2007

In response to the Staff’s comment and the Company’s telephone conference calls with Claire DeLabar and Carlos Pacho of the Staff, we have determined that an adjustment to earnings available to common stockholders for 2005 was necessary for the difference between the carrying amount of the Series A convertible preferred stock and the fair value of the Class A common stock received by the holders of the Series A convertible preferred stock, reflecting accounting similar to the guidance in EITF Topic D 42. We have restated the financial statements to reflect this determination, including updating Note 10.
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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2778 or Michael J. Silver at (410) 659-2741.
Very truly yours,
/s/ WILLIAM I. INTNER
William I. Intner

cc:	Harry T. Wilkins